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To the Board of Directors of Enterra Energy Corp., as Administrator of Enterra Energy Trust

We consent to the use of our report, dated March 29, 2006, included in the Amendment No.1 to the Form 40-F.

We also consent to the incorporation by reference of such report in the registration statements (No. 333-129601) on Form F-10, (No. 333-113609 and 333-115318) of Form F-3 and (No. 333-120996) on Form S-8 of Enterra Energy Trust.

Chartered Accountants Calgary, Canada

March 29, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative